Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Art of Pour Inc.
54 Danbury Rd #311
Ridgefield, CT 06877
www.artofpour.com

Up to $1,069,998.75 in Common Stock at $2.25
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Art of Pour Inc.
Address: 54 Danbury Rd #311, Ridgefield, CT 06877
State of Incorporation: DE
Date Incorporated: December 15, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 4,444 shares of Common Stock
Offering Maximum: $1,069,998.75 | 475,555 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $198.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Tier 1: Invest $250+ and receive a personal shout-out on our website www.artofpour.com.

Tier 2: Invest $1,500+ and receive an Art of Pour T-Shirt in black or white.

Tier 3: Invest $2,500+ and receive 4 bottles of our Jalapeno Margarita, and 2 branded investor-only rocks glasses.

Tier 4: Invest $10,000+ and receive a special edition Art of Pour bottle.

Tier 5: Invest $50,000+ and receive a custom oversized wall art of our iconic bottle.

Tier 6: Invest $100,000+ and receive a special invitation to our launch party (*timing and location to be determined, may be delayed depending on the pandemic*).

Tier 7: Invest $250,000+ and receive 2-day accommodations in Manhattan. You'll meet the Art of Pour team over dinner and cocktails at an exclusive venue. Investors are responsible for travel to Manhattan.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Art of Pour Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Art of Pour is the culmination of a 10-year journey in search of the perfect cocktail. The company began as a mobile mixology business —creating a pop-up speakeasy experience for the modern day.

Now, the same mixology experience can be purchased in a bottle. No cheap ingredients. No excess sugar. Just a true, hand-shaken cocktail experience in a ready-to-drink (RTD) format.

The top three reasons to invest are: the RTD category is growing faster than all other beverage alcohol channels, our custom stackable glass packaging is ultra-premium and drives product visibility, and none of our products are formulated with more than 4 grams of sugar, 5 carbs, and 100 calories per serving because of our unique formulation.

Art of Pour has three TTB-approved RTDs that can be opened and enjoyed over ice. The company is in the process of developing three additional SKUs and forecasts the products to be available in 2022.

All ingredients are bottled at a U.S.-based co-packing facility adhering to strict quality control measures. Each recipe is carefully blended and dispensed into 200 ml stackable glass bottles for individual use.

Once bottling is complete, the finished product is packaged into cases of 24, palletized, then transported to one of the largest alcoholic beverage storage facilities in the United States, where they are inventoried and recorded.

As orders are placed by distributors, the cases are depleted out of inventory and then sold by distributors to retail liquor stores, restaurants, and arenas where they are ultimately sold to consumers. All state and federal compliance for the sale of alcohol is managed by a top third-party compliance company.

In addition to traditional distribution, Art of Pour is available for purchase online, and the company is beginning to fuel its e-commerce efforts to expand its reach.

Intellectual property includes trade dress (application number 90750693 with a filing date of June 2, 2021) on our stackable glass bottles, the trademarked name "Art of Pour," and the trademark pending phrase "Cocktails Reimagined." This IP is owned by Art of Pour LLC, and we are speaking with our attorney to transfer ownership to Art of Pour Inc. Our intent is to protect the look and design of our bottle, brand name, and marketing phrase.

Art of Pour Inc. was initially organized as The Art of Pour LLC, a Connecticut Limited Liability Company on July 15, 2011 and converted to a newly formed Delaware C Corporation on December 15, 2021.

Competitors and Industry

Art of Pour operates in the beverage alcohol space - specifically, ready-to-drink traditional cocktails. Competitors include Cutwater, CraftHouse Cocktails, Cocktail Courier, On The Rocks, and others.

Art of Pour is different, especially when it comes to formulation and packaging innovation. None of our drinks have more than 4 grams of sugar, 5 grams of carbs, and 100 calories per serving. For traditional cocktails, this nutritional profile is exceptional. We accomplish this by using a proprietary blend of all natural plant-based sweeteners to reduce the total amount of sugar in our beverages. Art of Pour is also packaged in unique stackable glass bottles proven to connect with consumers and retailers.

Overall, the market for RTD beverage alcohol products continues to grow, driven by unprecedented consumer demand. According to a new study from IWSR, "RTD volumes have been growing faster than any other major drinks category since 2018, and are expected to significantly outperform the wider beverage alcohol market over the next five years, increasing their market share to 8% (of total beverage alcohol) by 2025 (from about 4% share in 2020) in top RTD markets." The report also forecasts a +15% compound annual growth rate from 2020 to 2025 for RTDs, compared to +1% for total beverage alcohol during the same period.

In addition, according to NielsenIQ, RTDs across beer, wine and spirits hit $9.4 billion in off-premise sales for the 52 weeks ended October 2, 2021.

We can make a strong case for investing in a category with such terrific growth forecasts.

Current Stage and Roadmap

Art of Pour is no longer just a concept. Our first product, the Jalapeno Margarita, became available in stores and online April 1, 2021. Before launch, we conducted extensive testing and refined formulas and packaging based on actual feedback from consumers, retailers and distributors.

Now, Art of Pour is available for sale in CT, NY, NJ, and via our website (www.artofpour.com). Art of Pour anticipates distribution growth with multiple products throughout all of New England in early 2022.

R&D Phase (Complete):

Find a way to pivot from mobile mixology to RTD

Testing and formulation

Prototype creation and refinement

File trademarks and design patents/trade dress

Additional consumer testing

Taste optimization

Three TTB-approved SKUs

Beta Launch in Connecticut (Complete):

Intro single SKU and gauge consumer interest

Observe consumer feedback

Validate and gather data

Test logistics and supply chain

Analyze data

Ensure corporate entity formation and compliance requirements are met

Stage 1 Expansion (In Progress):

Secure additional distribution arrangements in key states in the Northeast

Develop current markets (CT, NY, and NJ)

Launch Cosmopolitan

Develop Social Media & e-Commerce presence

Invest in point of sale (POS)

**Art of Pour is in the final stages of onboarding with prominent distributors in Massachussets and Rhode Island. The Massachusetts distributor is forecast to start sales on February 1, 2022 and has connected us with their Northern New England team for access to ME, NH, and VT. Sales are expected to begin in Northern New England on April 1, 2022 and in Rhode Island on February 1, 2022.*

The Team

Officers and Directors

Name: Alexander Brent

Alexander Brent's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: December 15, 2021 - Present
  Responsibilities: The Chief Executive Officer will preside at all meetings of the stockholders, and, if a director, at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. Alex has not yet taken a salary. He owns 4.5 million shares of common stock.

- **Position:** President
  Dates of Service: December 15, 2021 - Present
  Responsibilities: In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and, if a director, at all meetings of the Board of

Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

- **Position:** Secretary
  Dates of Service: December 15, 2021 - Present
  Responsibilities: The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

- **Position:** Chair of the Board of Directors
  Dates of Service: December 15, 2021 - Present
  Responsibilities: The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

- **Position:** Chief Financial Officer
  Dates of Service: December 15, 2021 - Present
  Responsibilities: The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief

Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Other business experience in the past three years:

- **Employer:** Art of Pour LLC
  Title: President & Founder
  Dates of Service: July 15, 2011 - December 15, 2021
  Responsibilities: Lead the way for business to expand. Be a highly visible thought leader and ambassador in the community, in the media, with partner organizations, and with potential funders. Build high-quality business strategies and plans ensuring their alignment with short-term and long-term objectives. Utilize network and PR skills to ensure the company story and vision is consistently being told locally and nationally. Own strategic key accounts, building long-lasting and profitable relationships. Stay informed about the current situation in the markets and alcohol industry. Inspire confidence, trust, respect, ethics and credibility – both internally and externally. Represent the brand and pursue the company mission, ensuring company end game is accomplished in the long term. Make difficult decisions and resolve internal conflicts. Provide strategic vision and lead the organization into its next phase of development, growth and impact. Design and implement the strategic plan and while ensuring that the budget, staff, and priorities are aligned with core mission.

Other business experience in the past three years:

- **Employer:** The Network Support Company
  Title: Business Development Manager
  Dates of Service: February 01, 2015 - March 31, 2021
  Responsibilities: Develop the company's client base in the Northeast, helping organizations identify current IT risk and shore up the gaps with comprehensive solutions.

Name: James Agate

James Agate's current primary role is with Agate & Co. Builders. James Agate currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: December 15, 2021 - Present
  Responsibilities: Develop and implement efficient and scalable processes to ensure the company is positioned for success. Understand and evaluate operations, including present effectiveness and future needs. Document, define, and enforce procedures across the organization (e.g., governance). Ensure KPIs are tracked, shared, and communicated across the organization and key stakeholders. Design and implement an accountability framework for employees, contractors, and vendors. Manage relationships/agreements with external partners and vendors. Closely manage COGS and adjust operations to optimize company profits. Act as a confidant, sounding board, and advisor to the CEO, sharing complementary skill set to form a well-rounded leadership team. Ensure that the company runs with legality and conformity to established regulations domestically and internationally. Evaluate overall performance by gathering, analyzing, and interpreting data and metrics. Establish and aggressively pursue risk management efforts, ensuring redundancy as it relates to supply chain and human capital. Responsible for ensuring all company segments are aligned towards achieving commercial and strategic objectives. Jim has not yet taken a salary. He owns 500,000 shares of common stock.

- **Position:** Director
  Dates of Service: December 15, 2021 - Present
  Responsibilities: Knowing the organization's mission, programs, policies, and needs. Preparing for meetings by reviewing the agenda and supporting documentation. Regularly attending board meetings and participating actively and conscientiously. Keeping up with issues and trends that affect the organization. Participating in the evaluation of business operations and executives. Approving audit reports, budgets, and business decisions. Contributing to the development of policies and strategic plans. Understanding the organization's financial affairs and ensuring fiduciary responsibilities are met. Ensuring the organization complies with legal requirements. Maintaining confidentiality on all internal organizational affairs.

Other business experience in the past three years:

- **Employer:** Agate & Co. Builders
  Title: President & CEO
  Dates of Service: May 03, 2005 - Present
  Responsibilities: Lead the company's design and build efforts and grow presence in NY.

Other business experience in the past three years:

- **Employer:** Advisor
  Title: AdvisoryCloud

Dates of Service: August 01, 2019 - August 01, 2020
Responsibilities: Being an advisor.

Other business experience in the past three years:

- **Employer:** American Home Buyers LLC
  Title: Founder
  Dates of Service: March 01, 2013 - September 01, 2019
  Responsibilities: Founding the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market

interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Art of Pour is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), TTB (Alcohol and Tobacco Tax and Trade Bureau), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alexander Brent	4,500,000	Common Stock	81.82

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 475,555 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,500,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

The total amount outstanding includes 500,000 shares to be issued pursuant to stock options, reserved but unissued.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Section 38. Right of First Refusal. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or the Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation has the option to purchase all (but not less than all) the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation has the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Section 38 in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 38:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Section 38;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(7) A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Section 38 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 38 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Section 38 are strictly observed and followed.

(i) The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the corporation that are subject to the right of first refusal contained in this Section 38 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 500,000
  Use of proceeds: Issuance of Founder shares to James Agate
  Date: December 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Employee Stock Options
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 500,000
  Use of proceeds: Employee stock options pool
  Date: December 15, 2021
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In its initial form, the Company operating as The Art of Pour LLC made revenue by creating signature cocktails at private events in Connecticut. Essentially, it was a service-based catering company and COGS included all the ingredients and alcohol needed for typical beverage service.

The Art of Pour LLC began pivoting away from this business model in 2017 in favor of something more scalable - becoming a ready-to-drink cocktail brand.

In the years leading up to product launch on April 1, 2021, Art of Pour turned down the vast majority of private events. This is evident in the fact that there was very little revenue in 2019 ($21,368) and net revenue was $0 in 2020.

During this time, investments were made into product formulations, branding, and packaging. The financial statements show increasing spend on research and development and sales and marketing from 2019 to 2020. Total operating expenses increased from $9,543 in 2019 to $27,194 in 2020.

In 2021, COGS includes glass bottles, labels, cartons, shipping, ingredients, and copacking - common items for an RTD beverage alcohol company. Revenue from this new business approach began after launch in 2021.

Historical results and cash flows:

Historical results and cash flows are not representative of future results. The company was investing in its branding, labels, packaging, and formulation, operating with little to no revenue as it prepared for its launch on April 1, 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a line of credit with Webster Bank for $100,000 and a term loan with the same entity for $178,900.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Campaign funds are critical to our operations and will help us capitalize on market opportunities.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are critical for Art of Pour to be a viable company able to capitalize on market opportunities. We have $21,000 remaining on our Webster Bank line of credit. If we raise $1,070,000 via Reg CF, that will be 26 times our current cash accessibility via our Webster LOC.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Company's operating expenses are correlated to sales revenue. As sales revenue increases, operating expenses will increase as a percentage of. Raising the minimum of $10,000 will not substantially affect our ability to continue operations. The amount of assets raised, however, will impact our growth rate and ability to hire key employees in the short term. Expenses are currently less than $10,000 per month excluding payroll.

How long will you be able to operate the company if you raise your maximum funding goal?

Company's operating expenses are correlated to sales revenue. As sales revenue increases, operating expenses will increase as a percentage of. Raising the maximum of $1,070,000 will allow us to capitalize on market opportunities, scale, and hire key employees. Expenses are estimated to be ~$50,000 per month in this scenario, allowing for approximately 21 months of operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our banking situation is being reassessed in 2022, which management expects will result in higher lines of credit. If all goes well with StartEngine, we will likely pursue additional rounds directly through this platform.

Indebtedness

- **Creditor:** Webster Bank
  Amount Owed: $156,638.00
  Interest Rate: 3.06%
  Maturity Date: March 09, 2026

- **Creditor:** Webster Bank Line of Credit ($100k limit, $79k utilized)

Amount Owed: $79,000.00
Interest Rate: 5.75%
Maturity Date: March 25, 2023

Related Party Transactions

- **Name of Entity:** Melissa Brent
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $65,000 injection of capital to help get the business started.
  Material Terms: Injection of capital, no stated maturity date/term.

- **Name of Entity:** James Agate
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $20,000 investment of capital.
  Material Terms: Capital invested for owner's contribution, no stated maturity date/term.

Valuation

Pre-Money Valuation: $12,375,000.00

Valuation Details:

Art of Pour Inc. set its valuation based on the following factors:

Team. The Art of Pour team has impressive expertise with alcohol distribution, consulting, sales and marketing, branding, design, logistics, and digital growth strategies. Our head of sales and marketing has 40 years of industry experience in beverage alcohol and was instrumental in the successful launches of iconic brands, including Casamigos & Monkey 47. Additional experience includes Seagrams, Buckingham Wile, Paterno, Winebow, and Sidney Frank Importing.

Packaging Innovation & Branding. Art of Pour spent 5 years creating custom packaging and a total of 10 years developing the brand. The 200 ml glass bottles ‘nest’, and this stackable attribute has actual space saving and display advantages for retailers and consumers. This feature naturally encourages placement in high profile areas of retail liquor stores, including by the register. Overall branding is proven to appeal to retailers of all sizes, including large prominent retail chains, event venues, and mom and pop shops.

Distribution & E-commerce. Art of Pour is already distributed in Connecticut and appears in approximately 131 stores. The company is in the final stages of onboarding with large prominent distributors in both Massachusetts & Rhode Island, which would expand our footprint and significant revenue growth is expected. In addition, Art of Pour is presenting to distributor brokerage operations that cover Vermont, Maine, and

New Hampshire. This would set the stage for a full regional presence in New England from which to expand. For e-commerce, online orders can be fulfilled from www.artofpour.com. We intend to ramp up the company's online presence, fuel social media efforts, invest in affiliate marketing, and collaborate with influencers to grow audience and online sales.

Line extension is already in progress. The Jalapeno Margarita is Art of Pour's flagship product; however, the company has two other TTB-approved SKUs - a Cosmopolitan and a Moscow Mule. The company is also in the process of formulating 3 additional products and plans to submit for TTB approval. Each new SKU broadens consumer appeal and is expected to contribute to revenue growth, both through traditional distribution and online sales.

Intellectual property. 'Art of Pour' is trademarked in U.S. classes 47 and 49, Serial Number 90344080. The company has an application pending for a miscellaneous design patent/trade dress on its nesting bottle design, Serial Number: 90750693. A trademark application for 'Cocktails Reimagined' was filed on 8/9/21, Serial Number 90872544, and is awaiting examination under U.S. classes 47 and 49, and international class 33.

Factoring in the team’s significant industry experience, differentiated packaging, overall branding, distribution relationships, e-commerce reach, and intellectual property, we believe that Art of Pour is well positioned for success, therefore justifying a $12,375,000 pre-money valuation.

The company set its valuation internally without a formal third-party independent valuation. This pre-money valuation was calculated on a fully diluted basis. The company currently only has one class of stock, no convertible securities, and in making this calculation, we have assumed any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Invest in proven marketing strategy to expand audience.

- *Working Capital*
  56.5%
  Expand and build inventory, fulfill purchase orders and other daily working capital needs.

If we raise the over allotment amount of $1,069,998.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Invest in digital marketing strategy to expand audience, along with video and photo shoots to further branding efforts. Also includes investment in floor stands and other POS support.

- *Inventory*
  30.0%
  Expand and build inventory to 60 days of projected sales.

- *Operations*
  35.0%
  Hire critical staff. Facilitate growth efforts in current and new markets, insurance premiums, accounting fees, supplies, warehousing, attorney fees, travel expenses, workers comp and employment taxes.

- *Working Capital*
  16.5%
  Non-operating expenses and other working capital needs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.artofpour.com (www.artofpour.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/art-of-pour

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Art of Pour Inc.

[See attached]

THE ART OF POUR LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
The Art of Pour LLC
Ridgefield, Connecticut

We have reviewed the accompanying financial statements of The Art of Pour LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 19, 2021

The Art of Pour LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020		2019	
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	7,287	$	74
Inventories		39,148		786
Prepaids and other current assets		623		623
Total current assets		**47,059**		**1,483**
Total assets	**$**	**47,059**	**$**	**1,483**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit card	$	20,574	$	-
Total current liabilities		**20,574**		**-**
Total liabilities		**20,574**		**-**
MEMBERS' EQUITY				
Members' equity		26,485		1,483
Total members' equity		**26,485**		**1,483**
Total liabilities and members' equity	**$**	**47,059**	**$**	**1,483**

See accompanying notes to financial statements.

THE ART OF POUR LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ 21,368
Cost of goods sold	-	12,018
Gross profit	-	9,351
Operating expenses		
General and administrative	10,833	8,105
Research and development	12,486	1,308
Sales and marketing	3,874	130
Total operating expenses	27,194	9,543
Operating income/(loss)	(27,194)	(192)
Interest expense	-	966
Other Loss/(Income)	(13)	(66)
Income/(Loss) before provision for income taxes	(27,180)	(1,093)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (27,180)**	**$ (1,093)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**(12,923)**
Members' contribution		15,498
Net income/(loss)		(1,093)
Balance—December 31, 2019	**$**	**1,483**
Members' contribution		52,182
Net income/(loss)		(27,180)
Balance—December 31, 2020	**$**	**26,485**

See accompanying notes to financial statements.

THE ART OF POUR LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(27,180)	$	(1,093)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Inventories		(38,363)		(118)
Prepaids and other current assets				(306)
Credit card		20,574		(15,039)
Net cash provided/(used) by operating activities		**(44,969)**		**(16,555)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		52,182		15,498
Net cash provided/(used) by financing activities		**52,182**		**15,498**
Change in cash		7,214		(1,058)
Cash—beginning of year		74		1,131
Cash—end of year	**$**	**7,287**	**$**	**74**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	966
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

The Art of Pour LLC was formed on July 12, 2011 in the state of Connecticut. The financial statements of The Art of Pour LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ridgefield, Connecticut.

Art of Pour is a producer of ready-to-drink cocktails operating within the 3-tier system for alcohol sales in the US (manufacturers provide alcoholic products to wholesalers, who distribute the products to retailers, who sell to the consumers). Our products include a Jalapeno Margarita and a Cosmopolitan, both are packaged in stackable glass bottles that exude a sense of style and sophistication. We are also releasing a Moscow Mule, and 3 exciting new products in 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, bottles, ingredients, liquor which are determined using a first-in-first out method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its cocktails to the final customers.

Cost of sales

Costs of goods sold include the cost of drinks sold, ingredients and bottles.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $3,874 and $130, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Food inventory	$ 786	$ 786
Finished goods	$ 38,363	
Total Inventories	**$ 39,148**	**$ 786**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid Tax	$ 623	$ 623
Total Prepaids and Other Current Assets	**$ 623**	**$ 623**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Alexander Brent	100.0%
TOTAL	**100.0%**

6. RELATED PARTY

There are no related party transactions

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 19, 2021 the date the financial statements were available to be issued.

The company is in the process of converting from LLC into C Corp, which is expected to be done prior Reg CF with StartEngine.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $27,194 and operating cash flow loss of $44,969 and liquid assets in cash of $7,287, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Art of Pour Inc.

Premium ingredients, no compromises.


ART OF POUR
CRAFT COCKTAILS
ART OF POUR
JALAPEÑO MARGARITA

Website | Ridgefield, CT | FOOD & BEVERAGE

We make ultra-premium ready-to-drink cocktails for consumers who want a quality beverage, without too much sugar. Our products come in stackable glass bottles that look amazing and have unique display and space-saving applications.

$0.00 raised

0 Investors	$12.4M Valuation
$2.25 Price per Share	$198.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- **The Market** - The ready-to-drink (RTD) category is growing faster than all other beverage alcohol channels. IWSR predicts +15% compound annual growth rate from 2020 to 2025 for RTDs
- **Engaging Packaging -** Our custom drink packaging drives product visibility, is on-brand, and has high-end consumer appeal
- **Unique Product Formulation** - None of our products are formulated with more than 4 grams of sugar, 5 carbs, and 100 calories per serving

OVERVIEW

The premier ready-to-drink cocktail has been reimagined

Art of Pour is the result of a 10-year search for the perfect cocktail. What started as a mobile mixology service has transformed into an experience that we now package up and sell in a bottle. We are constantly striving to improve the taste and quality of our ready-to-drink (RTD) recipes and make our products **engaging and highly marketable** to our clientele.







> IN 2017, **we set off to make the finest bottled cocktails in New England.**
>
> No cheap ingredients. No excess sugar. Just a true, hand-shaken cocktail experience.
>
> Now, Art of Pour is a regional brand on the fast track to gaining national presence.
>
> ALEXANDER BRENT, PRESIDENT & FOUNDER

Our mantra is **ultra-premium ingredients with no compromises**. As a purpose-driven company that feels a deep responsibility to deliver quality products to our consumers, we pride ourselves in the ability to produce mixtures that are low in sugar content.


LESS SUGAR • LESS WORK • MORE ENJOYMENT

THE PROBLEM

RTD cocktails often miss the mark

IN 1 OF THE FOLLOWING 3 CATEGORIES

X Taste | X Quality | X Ingredients

Consumers are looking for products that recreate an experience that they would have at a restaurant or speakeasy, but are often left disappointed with many that are currently available. Art of Pour is on a mission to produce ultra-premium products that deliver in all three of these categories.



THE MARKET

We believe we are uniquely positioned to benefit from our category growth

The market for RTD alcohol products continues to expand as category demand continues to increase.

"RTD volumes have been growing faster than any other major drinks category since 2018, and are expected to significantly outperform the wider beverage alcohol market over the next five years, increasing their market share to 8% (of total beverage alcohol) by 2025 (from about 4% share in 2020) in top RTD markets."

- IWSR Press Release (IWSR is a widely used source for beverage alcohol trends)


ART OF POUR
IS A TIMELY
INVESTMENT
ART OF POUR
CRAFT COCKTAILS
JALAPEÑO
MARGARITA




A Booming Market
That Keeps Growing
RTD Cocktails had the largest increase in the US last year. They will be bigger than wine by volume in the US by end of 2021.
Global RTD Market
The market is set to reach $1.63 billion by 2027.

**Source 1, 2*

It is also projected by IWSR that the market will have experienced a **15% compound annual growth rate** as recorded between 2020 and 2025. With its **strong appeal** to millennials and other consumers aged 25-45, Art of Pour hopes to benefit from this trend. Our product is launching as a premium entrant to the market, with packaging that we feel outshines canned cocktails.


WHY MOST
RESTAURANTS,
EVENT VENUES, &
HOTELS LOVE US
• Bartender-approved 'fast pour' minimizes prep time
• No wait = happy customers
• Consistent taste (even with staffing challenges!)
• Excellent margins




ART OF POUR
JALAPEÑO
MARGARITA

THE SOLUTION

Premium ingredients, no compromises

We didn't rush the product development process. Art of Pour spent years focusing on quality so that we could bring something more than just taste to the marketplace. Our company has found that there is a direct correlation between quality and taste - and when the right combination of ingredients is fused, the consumer experience becomes elevated.


EVERYTHING
WE DO REVOLVES
AROUND QUALITY
ART & POUR
JALAPEÑO MARGARITA


Premium Ingredients, No Compromises
We source the best ingredients and spirits, combining them in perfect proportions
Consumer Approved Taste
We aim to craft the best tasting ready-to-drink cocktails in the marketplace
We're Proud Of What We Put Into Art Of Pour
4g sugar
5g carbs
100 calories
2.5 servings/bottle

In addition to the beverage contents, our **stackable bottles** (trade dress pending) save space and have display advantages. Retailers usually end up stacking them in high-profile locations, and many of our consumers keep the bottles on display at home. **This means that our products naturally gain lots of visibility.**


ART & POUR
JALAPEÑO MARGARITA


ART & POUR
CRAFT COCKTAILS
COSMOPOLITAN

Art of Pour offers RTD bottled cocktails that can be opened and enjoyed over ice, making it truly easy to make **consistently great drinks**. We source the best ingredients available and bottle our beverages in a U.S based co-packing facility.

Each recipe is blended and dispensed into 200ml stackable glass bottles for individual use. The finished bottles are packaged into cases of 24 and then transported to one of the largest alcoholic beverage storage facilities in the United States, where inventory is recorded.

Orders are placed by distributors and then sold to retailers, including liquor stores, restaurants, and arenas, where they are then enjoyed by the consumer. Art of Pour is available for purchase online and we are starting to focus more of our efforts into ensuring broad geographical reach.


THE VERDICT IS IN
I can tell that Art of Pour was passionate when they developed this product line.
The Margarita is perfectly balanced, mixed, & packaged. Customers love that they can go anywhere & have a crafted cocktail that delivers on taste.
SUSAN ARREDONDO, RETAIL STORE MANAGER
★ ★ ★ ★ ★
This is the first bottled cocktail that is refreshing to drink & not loaded with sugar. It actually tastes like a drink I would order in NYC.
JUSTIN
★ ★ ★ ★ ★
This is my new favorite cocktail! It's the perfect combination of flavors & has a kick that is delicious. I started a collection, so I don't run out!
SUSI

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Why Invest

Ultra-premium cocktails created by master mixologists

Art of Pour aims to become the nation's clear choice when it comes to purchasing an ultra-premium RTD beverage. We have big goals and our team of experts, including an industry veteran that helped with the successful launches of Casamigos & Monkey 47, plan to pursue our goals with unmatched passion. We care about creating something special without cutting corners. Take a look at our traction to date:

R&D Phase - Complete:

- Extensive testing and formulation to ensure consistency and shelf stability
- Prototype creation and refinement
- Trademarks and trade dress (pending)
- Extensive consumer testing
- Taste optimization
- Three TTB approved SKUs

Connecticut Intro - Complete:

- Intro Jalapeno Margarita and gauge consumer interest
- Observe consumer feedback
- Validate, gather data
- Test logistics and supply chain
- Analyze data
- Over 13,000 bottles sold


ART & POUR
NY
NH
AND WE'RE GOING PLACES IN 2022

FEBRUARY 2022 - *projected*
MA & RI Intro
JALAPENO MARGARITA
COSMOPOLITAN

APRIL 2021
CT Intro
JALAPENO
MARGARITA

projected - **SPRING 2022**
EXPAND TO VERMONT, MAINE & NEW HAMPSHIRE

FALL 2022 - *projected*
NY & NJ INTRO

We enjoy our products, we are proud of them, and we believe that consumers everywhere will enjoy them just as much as we do because they were made the right way. Your support as a consumer and an investor is incredibly valuable to us and we hope you'll join us as we continue to revolutionize the RTD cocktail.


CHEERS
ART of POUR
CRAFT COCKTAILS
COSMOPOLITAN


July 2011
The Art of Pour LLC is Formed (Mobile Mixology)
We attempt to reimagine the cocktail experience at private events in Connecticut.
September 2017
Pivot Point!
Feedback is that our drinks need to be available in stores. We begin exploring the concept.
December 2018
Minimum Viable Product (MVP)
We create a prototype and gauge interest. The stackable bottle and branding have people's attention.
March 2019
Packaging Refined
Packaging redesigned based on consumer feedback. We need TTB-formula and label approval to proceed.
July 2020
3 Formulas are TTB Approved!
After extreme delays from Coronavirus and two formula revisions, we initiate first production run.
April 2021
Jalapeno Margarita Intro in Connecticut
Final proof of concept completed. Product is well received by consumers.
January 2022
StartEngine Launch
Reg CF offering to capitalize on opportunities.
February 2022
Cosmopolitan Expected Intro!
We plan to release the Cosmopolitan in select markets.
February 2022
Anticipated Expansion - Phase 1
The company is in the final stages of onboarding with our new distributor partners in MA and RI.
Spring 2022
Anticipated Expansion - Phase 2
We forecast expansion into VT, ME, and NH.
2022
Art of Pour aims to produce 4 new products.
This would be a total of 6 ultra-premium RTDs, a solid foundation.

In the Press

BEVERAGE JOURNAL

SHOW MORE

Meet Our Team



Alex Brent

CEO, President, Secretary, Chairman, and CFO

Alex Brent brings uncommon passion and dedication to the startup process, drawing from over 20 years of experience in finance, competitive intelligence, hospitality and information technology. An entrepreneur by nature, Alex is committed to creating a quality product that is different than anything else available in the marketplace. He has an extensive network, and expects Art of Pour to reach its full potential as a household name.



Jimmy Agate

COO & Director

James Agate graduated from Adelphi University in 2005 with a Bachelor of Science in Accounting. He is a decorated military service member with multiple deployments, having served as a commissioned officer in the Marines. He is an exceptional leader, highly skilled in the areas of finance, business development and operational efficiency.

Mr. Agate's primary occupation is being the President & CEO of Agate & Co. Builders. He works 20 hours per week at Art of Pour.



Christina Hendrick

Graphic Designer

Christina Hendrick is a creative genius and graphic designer. Christina created the Art of Pour logo, product labels, and lots of other key marketing content!



Brad Kirby

Mixologist

Brad Kirby graduated from University of Cape Town, traveling to London and then the U.S. to master the art of mixology over the past 20 years. He has trained at some of the most prestigious cocktail lounges in the world and is responsible for beverage excellence.



Rocco DeVito Jr.

Creative Director

Rocco has 15 years of experience in the industry working with brands like Marriott, Starwood, Etsy, Melissa & Doug, and McKinsey. His primary responsibility is to ensure the highest brand standards for all marketing content.

Offering Summary

Company	Art of Pour Inc.
Corporate Address	54 Danbury Rd #311, Ridgefield, CT 06877
Offering Minimum	$9,999.00
Offering Maximum	$1,069,998.75
Minimum Investment Amount (per investor)	$198.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,444
Maximum Number of Shares Offered	:	475,555
Price per Share	:	$2.25
Pre-Money Valuation	:	$12,375,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Tier 1: Invest $250+ and receive a personal shout-out on our website www.artofpour.com.

Tier 2: Invest $1,500+ and receive an Art of Pour T-Shirt in black or white.

Tier 3: Invest $2,500+ and receive 4 bottles of our Jalapeno Margarita, and 2 branded investor-only rocks glasses.

Tier 4: Invest $10,000+ and receive a special edition Art of Pour bottle.

Tier 5: Invest $50,000+ and receive a custom oversized wall art of our iconic bottle.

Tier 6: Invest $100,000+ and receive a special invitation to our launch party (*timing and location to be determined, may be delayed depending on the pandemic*).

Tier 7: Invest $250,000+ and receive 2-day accommodations in Manhattan. You'll meet the Art of Pour team over dinner and cocktails at an exclusive venue. Investors are responsible for travel to Manhattan.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Art of Pour Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Art of Pour Inc. to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi everyone. Alex Brent here. I'm President and Founder of Art of Pour. We're a unique new bottled beverage line that hit the market on April 1st. So, our flagship product is a jalapeno margarita. It's very unlike some of the traditional margaritas out there. It does not need any salt on the rim. Typically, that's used to balance out that sugary sweetness that's present in a lot of traditional margaritas. For Art of Pour, you just don't need that. So, what we like to do is pour a little bit of this over ice, and we like to garnish it with a lime wedge or a lime wheel just to brighten things up a little bit, and it's a really simple, amazing cocktail to put together. We've done all the work for you. We also have a cosmopolitan that we plan on releasing shortly. Our 2022 lineup is absolutely fantastic. Our forecast is to release a moscow mule, along with a few secret projects. So, we've got one bourbon-based product and one rum-based product, which you'll start to see towards summer of 2022. We're in about 131 stores right now in Connecticut, so we've got a very strong presence here in our home state. We've got a couple stores in New York, including Manhattan and Long Island. We've got one store in New Jersey right now that's selling the Art of Pour margarita, but we're really excited for 2022 because we expect to expand northward, so we're opening new markets, and you should be able to find us in Massachusetts and Rhode Island. We're also going to be making a push towards Vermont, Maine, and New Hampshire, so pretty soon you'll be able to buy this product all over New England. You know, I read the other day that there have been 100,000 new products approved by the TTB over the past 12 months. That is a staggering number, so when we set off to create this company, to create Art of Pour, I remember thinking we have got to be different. We've got to find ways to innovate and make improvements to the traditional way that things are being done, so we spent a lot of time experimenting. We spent time trying to improve taste and nutrition and quality, and I feel that we've done a really, really good job of just making it one level up from some of the other items that you see out there. I see us growing from basically one of the finest ready to drink cocktails in New England and going for more of a regional story to a national brand, and I do envision taking this brand global. I mean people in Australia and Europe, they should be drinking Art of Pour.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Information Regarding Length of Time of Offering

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